Exhibit 99.1

Vision Marine Technologies Inc.

Condensed Interim Consolidated Financial Statements

For the three-month and nine-month periods ended May 31, 2025 and 2024

(Unaudited)

Vision Marine Technologies Inc.

Consolidated statements of financial position

[Going concern uncertainty – see note 2]

(Unaudited)

	As at May 31,	As at August 31,
	2025	2024
	$	$
Assets
Current
Cash	10,891,002	63,126
Trade and other receivables [note 3]	328,346	138,656
Income tax receivable	6,415	6,454
Inventories [note 4]	7,107,318	6,209,287
Prepaid expenses [note 4]	3,322,460	2,156,844
Share subscription receivable [note 14]	39,200	39,200
Advances to related parties [note 14]	17,609	—
Total current assets	21,712,350	8,613,567
Right-of-use assets [note 5]	175,396	260,807
Property and equipment [note 6]	1,634,715	1,578,422
Intangibles [note 7]	880,678	868,543
Deferred income taxes	97,183	92,973
Other financial assets	—	5,929
Total assets	24,500,322	11,420,241

Liabilities and shareholders’ equity
Current
Trade and other payables [notes 9 & 14]	4,124,220	4,497,508
Provision on onerous contracts	91,667	91,667
Contract liabilities [note 10]	1,099,429	827,642
Advances from related parties [note 14]	—	84,616
Current portion of lease liabilities [note 11]	121,904	122,077
Current portion of long-term debt [note 12]	92,520	101,397
Current portion of derivative liabilities [notes 2 and 13]	—	1,964,774
Total current liabilities	5,529,740	7,689,681
Lease liabilities [note 11]	54,864	137,715
Long-term debt [note 12]	190,847	357,243
Derivative liabilities [notes 2 and 13]	1,838,183	215,615
Total liabilities	7,613,634	8,400,254

Shareholders’ equity
Capital stock [note 15]	81,105,476	55,421,479
Contributed surplus [note 16]	12,611,783	12,080,817
Accumulated other comprehensive income	1,123,723	1,127,048
Deficit	(77,954,294)	(65,609,357)
Total shareholders’ equity	16,886,688	3,019,987
	24,500,322	11,420,241

See accompanying notes

Vision Marine Technologies Inc.

Consolidated statements of changes in equity (deficit)

[Going concern uncertainty – see note 2]

(Unaudited)

For the nine-month periods ended May 31,

							Accumulated
							other
					Contributed		comprehensive
	Common shares		Pre-funded warrants		surplus	Deficit	income	Total
	Units	$	Units	$	$	$	$	$
Shareholders’ equity as at August 31, 2023	8,282	50,395,717	—	—	11,684,829	(51,548,737)	1,032,628	11,564,437
Total comprehensive income	—	—	—	—	—	(10,407,997)	97,624	(10,310,373)
Securities issuance – preferred shares converted [note 15]	113	115,556	—	—	—	—	—	115,556
Securities issuance, net of transaction costs of $246,298 [note 15]	784	1,983,485	—	—	—	—	—	1,983,485
Share-based compensation – stock options [note 16]	—	—	—	—	367,858	—	—	367,858
Shareholders’ equity as at May 31, 2024	9,179	52,494,758	—	—	12,052,687	(61,956,734)	1,130,252	3,720,963

Shareholders’ equity as at August 31, 2024	16,350	55,382,754	48	38,725	12,080,817	(65,609,357)	1,127,048	3,019,987
Total comprehensive loss	—	—	—	—	—	(12,344,937)	(3,325)	(12,348,262)
Securities issuance – preferred shares converted [note 15]	13,217	435,763	—	—	—	—	—	435,763
Securities issuance – pre-funded warrants converted [note 15]	45,000	810,619	(45,000)	(810,619)	—	—	—	—
Securities issuance, net of transaction costs of $3,123,837 [note 13 and 15]	971,003	24,437,615	45,000	810,619	—	—	—	25,248,234
Fractional securities issued due to reverse stock split	85,176	—	—	—	—	—	—	—
Share-based compensation – warrants [note 16]	—	—	—	—	486,752	—	—	486,752
Share-based compensation – stock options [note 16]	—	—	—	—	44,214	—	—	44,214
Shareholders’ equity as at May 31, 2025	1,130,746	81,066,751	48	38,725	12,611,783	(77,954,294)	1,123,723	16,886,688

See accompanying notes

Vision Marine Technologies Inc.

Consolidated statements of comprehensive income (loss)

[Going concern uncertainty – see note 2]

(Unaudited)

	Three-	Three-	Nine-	Nine-
	month	month	month	month
	period	period	period	period
	ended	ended	ended	ended
	May 31,	May 31,	May 31,	May 31,
	2025	2024	2025	2024
	$	$	$	$
Revenues [note 17]	285,553	1,060,153	533,246	2,775,156
Cost of sales [note 4]	252,617	610,116	556,452	1,669,508
Gross profit (loss)	32,936	450,037	(23,206)	1,105,648

Expenses
Research and development	738,522	628,578	1,782,507	1,947,815
Office salaries and benefits	716,788	791,409	2,151,659	2,696,635
Selling and marketing expenses	1,033,713	326,877	2,641,459	1,727,701
Professional fees	697,229	587,990	2,705,781	2,194,397
Office and general	450,675	585,364	1,296,789	2,045,738
Share-based compensation [note 16]	11,787	46,270	44,214	192,622
Depreciation and amortization	131,136	218,794	369,545	632,945
Net finance expense (income) [note 18]	3,400,086	453,301	1,320,950	(3,909,102)
Goodwill impairment loss [note 8]	—	—	—	4,274,000
Gain on deconsolidation of subsidiary [note 23]	—	(175,589)	—	(175,589)
Other expense (income)	—	192,146	(1,703)	162,637
	7,179,936	3,655,140	12,311,201	11,789,799

Income (loss) income before taxes	(7,147,000)	(3,205,103)	(12,334,407)	(10,684,151)
Income taxes
Current tax expense (benefit)	8,527	(65,314)	14,740	124
Deferred tax recovery	(11,233)	(113,812)	(4,210)	(276,278)
	(2,706)	(179,126)	10,530	(276,154)
Net loss for the period	(7,144,294)	(3,025,977)	(12,344,937)	(10,407,997)

Items of comprehensive income that will be subsequently reclassified to earnings:
Foreign currency translation differences for foreign operations, net of tax	8,785	76,543	(3,325)	97,624
Other comprehensive income (loss), net of tax	8,785	76,543	(3,325)	97,624
Total comprehensive loss for the period, net of tax	(7,135,509)	(2,949,434)	(12,348,262)	(10,310,373)

Weighted average Voting Common Shares outstanding	1,093,319	9,078	608,905	8,770
Basic and diluted loss per share	(6.53)	(333.33)	(20.27)	(1,186.77)

See accompanying notes

Vision Marine Technologies Inc.

Consolidated statements of cash flows

[Going concern uncertainty – see note 2]

(Unaudited)

For the nine-month period ended

	May 31,	May 31,
	2025	2024
	$	$
Operating activities
Net loss	(12,344,937)	(10,407,997)
Depreciation and amortization	409,981	805,147
Accretion on long-term debt and lease liability	48,100	131,870
Share-based compensation – options and warrants	530,966	367,858
Shares issued for services	1,290,964	968,024
Goodwill impairment loss	—	4,274,000
Transaction costs – Preferred Shares [note 15]	—	1,535,627
Income tax provision (recovery)	10,530	(276,154)
Income tax recovered	(14,701)	(417)
Loss (gain) on disposal of property and equipment	—	199,224
Loss (gain) on derivative liabilities	(3,094,832)	(5,913,484)
Litigation settlement costs [note 9]	2,813,511	—
Gain on deconsolidation of subsidiary [note 23]	—	(175,589)
Effect of exchange rate fluctuation	(7,523)	58,663
	(10,357,941)	(8,433,228)
Net change in non-cash working capital items
Trade and other receivables	(189,690)	68,647
Inventories	(820,242)	(3,057,142)
Prepaid expenses	(1,165,616)	(796,169)
Other financial assets	5,929	25,019
Trade and other payables	(3,186,799)	1,081,235
Contract liabilities	271,787	20,993
Other financial liabilities	—	(45,149)
Cash used in operating activities	(15,442,572)	(11,135,794)

Investing activities
Proceeds from sale of subsidiary – net of cash in subsidiary [note 23]	—	993,109
Additions to property and equipment	(312,420)	(465,463)
Additions to intangible assets	(136,605)	(50,653)
Proceeds from the disposal of property and equipment	—	126,568
Cash used in investing activities	(449,025)	603,561

Financing activities
Change in credit facility	—	(155,000)
Issuance of long-term debt	280,500	247,000
Repayment of long-term debt	(495,734)	(386,711)
Repayment of advance from related parties	(102,024)	—
Issuance of Series A & B Convertible Preferred Shares and Warrants [note 15]	—	6,545,298
Issuance of Voting Common Shares and Warrants [note 17]	27,145,659	1,781,194
Repayment of lease liabilities	(108,928)	(517,497)
Cash provided by financing activities	26,719,473	7,514,284

Net increase (decrease) in cash during the period	10,827,876	(3,017,949)
Cash, beginning of period	63,126	3,359,257
Cash, end of period	10,891,002	341,308

See accompanying notes

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2025

1. Incorporation and nature of business

Vision Marine Technologies Inc. [the “Company”] was incorporated on August 29, 2012, and its principal business is to manufacture and sell or rent electric boats. The Voting Common Shares of the Company are listed under the trading symbol “VMAR” on Nasdaq.

The Company is incorporated in Quebec, Canada and its head office and registered office is located at 730 Curé-Boivin boulevard, Boisbriand, Quebec, J7G 2A7.

Business seasonality

The Company’s operating results generally vary from quarter to quarter as a result of changes in general economic conditions and seasonal fluctuations, among other things, in each of its reportable segments. This means the Company’s results in one quarter are not necessarily indicative of how the Company will perform in a future quarter.

Sale of electric boats

The sale of electric boats segment has a seasonal aspect to its operations. Most customers purchase their electric boats from the Company with the intention of utilizing them during the summer period which typically runs from early June to late August and corresponds to the Company’s fourth quarter of a financial year. As such, the revenues in this operating segment fluctuate based on the level of boat deliveries, with a high and a low in the fourth quarter and the first quarter, respectively.

Rental of electric boats

Revenue generated by the rental of electric boats segment also has a seasonal aspect to its operations. Boat rental as an activity is highly sought by customers when the weather is milder, which is typically the case during the period from May to August. A colder-than-expected or rainier summer in any given year could have an impact on the segment’s revenues and hence on its profitability. Revenue from the boat club memberships is not impacted by seasonality as the memberships are typically on an annual basis.

2. Basis of preparation and going concern uncertainty

Compliance with IFRS

These condensed interim consolidated financial statements are for the three-month and nine-month periods ended May 31, 2025 and have been prepared in accordance with IAS 34: Interim Financial Reporting. They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and should be read in conjunction with the consolidated financial statements for the year ended August 31, 2024.

Except for new accounting standards and interpretations adopted on September 1, 2024 and further described in this note 2 below, the accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended August 31, 2024.

The condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on July 11, 2025.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2025

Going concern uncertainty

As at May 31, 2025, the Company has cash of $10,891,002 and working capital of $16,182,610. The Company has incurred recurring losses, has not yet achieved profitable operations and has a deficit of $77,954,294 since its inception. The cash flows from operations were negative for the three years ended August 31, 2024 as well as for the current nine-month period ended May 31, 2025. Additional financing will be needed by the Company to fund its operations and to commercialize the E-Motion powertrain business. These matters, when considered in aggregate, indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern for at least 12 months from the issuance of these condensed interim consolidated financial statements. In view of these matters, continuation as a going concern is dependent upon the continued operations of the Company which will be determined by the Company’s ability to meet its financial requirements, including its ability to raise additional capital.

The Company is evaluating several different strategies and is actively pursuing actions that are expected to increase its liquidity position, including, but not limited to, pursuing additional cost savings initiatives, seeking additional financing from both the public and private markets through the issuance of equity securities, and potentially selling assets which do not align with the Company’s outlook of future operations. For the nine-month period ended May 31, 2025, the Company was able to raise net proceeds from issuance of common shares and warrants, of $27,145,659. However, the Company’s management cannot provide assurances that the Company will be successful in accomplishing any of its proposed financing plans. Management also cannot provide any assurance as to unforeseen circumstances that could occur within the next 12 months which could increase the Company’s need to raise additional capital on an immediate basis, which additional capital may not be available to the Company.

The accompanying condensed interim consolidated financial statements have been prepared on a going concern basis, which assumes the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. These condensed interim consolidated financial statements as at and for the three-month and nine-month periods ended May 31, 2025 do not include any adjustments to the carrying amounts and classification of assets, liabilities and reported expenses that may otherwise be required if the going concern basis was not appropriate. Such adjustments could be material.

Basis of measurement

These condensed interim consolidated financial statements are presented in Canadian dollars and were prepared on a historical cost basis.

Basis of consolidation

The condensed interim consolidated financial statements include the accounts of the Company and the subsidiaries that it controls. Control exists when the Company has the power over the subsidiary, when it is exposed or has rights to variable returns from its involvement with the subsidiary and when it has the ability to use its power to affect its returns. Subsidiaries that the Company controls are consolidated from the effective date of acquisition up to the effective date of disposal or loss of control.

Details of the Company’s significant subsidiaries at the end of the reporting period are set out below.

		Country of	Proportion of
		incorporation	ownership held
Name of subsidiary	Principal activity	and operation	by the Company
7858078 Canada Inc.	Owns an electric boat rental center	Canada	100%
EB Rental, Ltd.	Operates an electric boat rental center	United States	nil
EB Rental Ventura Corp.	Operates an electric boat rental center	United States	100%
EB Rental FL Corp.	Operates an electric boat rental center	United States	100%
EBR Palm Beach Inc.	Operates an electric boat rental center	United States	100%
NVG Holdings Inc.	Holding company	United States	100%
Vision Marine Technologies Corp.	Operates an electric boat service center	United States	100%

On April 25, 2024, the Company disposed of its 100% ownership in EB Rental Ltd., which was deconsolidated at that date.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2025

Foreign currency translation

The Company’s condensed interim consolidated financial statements are presented in Canadian dollars, which is also the parent company’s functional currency. The functional currency of 7858078 Canada Inc. is the Canadian dollar, while the functional currency for EB Rental Ltd., EB Rental Ventura Corp., EB Rental FL Corp., EBR Palm Beach Inc., NVG Holdings Inc. and Vision Marine Technologies Corp. is the U.S. dollar.

The exchange rates for the currencies used in the preparation of the interim condensed consolidated financial statements were as follows:

			Average exchange rate for the
	Exchange rate as at:		nine-month period ended
	May 31,	August 31,	May 31,	May 31,
	2025	2024	2025	2024

US dollar	1.3758	1.3491	1.4048	1.3573

Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates. Areas where judgments, estimates and assumptions are considered significant to the condensed interim consolidated financial statements remain unchanged to the 2024 annual financial statements.

Reverse stock splits

On August 22, 2024, the Company implemented a reverse stock split, consolidating every 15 Voting Common Shares into 1 Voting Common Share. On October 8, 2024, the Company implemented a second reverse stock split, consolidating every 9 Voting Common Shares into 1 Voting Common Share. On March 31, 2025, the Company implemented a third reverse stock split, consolidating every 10 Voting Common Shares into 1 Voting Common Share. In accordance with IFRS, all references to common shares, Pre-Funded Warrants, Series A and B Convertible Preferred Shares, warrants and options have been adjusted to reflect these reverse stock splits. Comparative references to the above have also been adjusted to reflect the three reverse stock splits.

New accounting standards and interpretations

Effective as of September 1, 2024

Amendments to IAS 1 – Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants

-	In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 Presentation of Financial Statements to specify the requirements for classifying liabilities as current or non-current. In November 2022, the IASB issued further amendments delaying the effective date to annual reporting periods beginning on or after January 1, 2024. The amendments are required to be applied on a retrospective basis.

For the Company, the amendments became effective as of September 1, 2024, resulting in the reclassification of the Company’s derivative liabilities from long-term to current liabilities as described below. Comparative figures have also been adjusted to comply with the required retrospective application

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2025

Prior to the effective date of these amendments, the Company classified all of its derivative liabilities as long-term. See note 13 for details of the Company’s derivative liabilities. The Company’s derivative liabilities consist of the following instruments:

-	Warrants issued to common shareholders
-	Warrants issued to Series B Convertible Preferred shareholders
-	Series A Convertible Preferred Shares
-	Series B Convertible Preferred Shares

As a result of the amendments to IAS 1, the derivative liabilities associated with the warrants issued to both the common shareholders and the Series B Convertible Preferred shareholders will continue to be classified as long-term liabilities because expiry dates for these instruments are more than 12 months after both period-ends presented, namely May 31, 2025 and August 31, 2024. However, the derivative liabilities associated with the Series A and B Convertible Preferred Shares are required to be reclassified from long-term to current as a result of these amendments since the forced conversion date for these instruments is less than 12 months after both period-ends presented, namely May 31, 2025 and August 31, 2024. For the Series A Convertible Preferred Shares, the forced conversion date was December 21, 2024 while the forced conversion date for the Series B Convertible Preferred Shares was January 17, 2025.

The following table provides a reconciliation of the effect of the adoption of the amendments to IAS 1 on the current and non-current portion of the derivative liabilities as at May 31, 2025:

	Balance prior		Balance after
	to adoption	Changes	adoption
	$	$	$
Current portion of derivative liabilities	—	—	—

Long-term portion of derivative liabilities	1,838,183	—	1,838,183

The following table provides a reconciliation of the effect of the adoption of the amendments to IAS 1 on the current and non-current portion of the derivative liabilities as at August 31, 2024:

	Balance prior		Balance after
	to adoption	Changes	adoption
	$	$	$
Current portion of derivative liabilities	—	1,964,774	1,964,774

Long-term portion of derivative liabilities	2,180,389	(1,964,774)	215,615

Standards and interpretations not yet effective

Amendments to IAS 21 - Effect of variations in exchange rates - Lack of interchangeability

In August 2023, the IASB issued amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates to specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. The amendments also require disclosure of information that enables users of its financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity’s financial performance, financial position and cash flows. The amendments will be effective for annual reporting periods beginning on or after 1 January 2025. Early adoption is permitted but will need to be disclosed. When applying the amendments, an entity cannot restate comparative information. The amendments are not expected to have a material impact on the Company’s financial statements.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2025

IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, which replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new. IFRS 18 also requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements and the notes. In addition, narrow-scope amendments have been made to IAS 7 Statement of Cash Flows, which include changing the starting point for determining cash flows from operations under the indirect method, from ‘profit or loss’ to ‘operating profit or loss’ and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards. IFRS 18, and the amendments to the other standards, are effective for reporting periods beginning on or after 1 January 2027, but earlier application is permitted and must be disclosed. IFRS 18 will apply retrospectively. The Company is currently working to identify all impacts that the amendments will have on the primary financial statements and notes to the financial statements.

3. Trade and other receivables

	As at	As at
	May 31,	August 31,
	2025	2024
	$	$
Trade receivables	169,156	26,222
Sales taxes receivable	151,027	104,270
Other receivables	8,163	8,164
	328,346	138,656

Trade receivables disclosed above include amounts that are past due at the end of the reporting period for which the Company has not recognized an allowance for expected credit losses because there has not been a significant change in credit quality and the amounts are still considered recoverable.

As at May 31, 2025, trade receivables of $125,244 [August 31, 2024 – $26,222] were past due but not impaired. They relate to customers with no default history.

The aging analysis of these receivables is as follows:

	As at	As at
	May 31,	August 31,
	2025	2024
	$	$
0 – 30	43,912	—
31 – 60	11,006	21,603
61 – 90	—	—
91 and over	114,238	4,619
	169,156	26,222

There were no movements in the allowance for expected credit losses for the nine-month period ended May 31, 2025 and the year ended August 31, 2024.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2025

4. Inventories

	As at	As at
	May 31,	August 31,
	2025	2024
	$	$
Raw materials	5,683,077	5,456,935
Work-in-process	684,114	383,968
Finished goods	740,127	368,384
	7,107,318	6,209,287

For the three-month and nine-month periods ended May 31, 2025, inventories recognized as an expense amounted to $252,617 and $556,452 respectively [May 31, 2024 – $610,116 and $1,669,508 respectively].

For the three-month and nine-month periods ended May 31, 2025, cost of sales includes depreciation of $4,157 and $31,289 respectively [May 31, 2024 – $53,311 and $176,438 respectively].

As at May 31, 2025, prepaid expenses included deposits to suppliers for future inventory purchases of $2,550,950 [August 31, 2024 – $1,780,430].

5. Right-of-use assets

	Premises	Moulds	Rolling stock	Total
	$	$	$	$
Cost
Balance at August 31, 2023	3,839,792	—	43,919	3,883,711
Additions	—	67,432	170,037	237,469
Disposals	(2,186,552)	—	—	(2,186,552)
Deconsolidation on sale of subsidiary	(1,549,425)	—	(46,656)	(1,596,081)
Currency translation	9,433	—	1,113	10,546
Balance at August 31, 2024	113,248	67,432	168,413	349,093
Additions	—	—	62,296	62,296
Disposal	—	—	(79,356)	(79,356)
Currency translation	1,841	1,624	—	3,465
Balance at May 31, 2025	115,089	69,056	151,353	335,498

Accumulated depreciation
Balance at August 31, 2023	1,438,344	—	30,774	1,469,118
Depreciation	524,772	8,429	71,385	604,586
Disposal	(1,193,933)	—	—	(1,193,933)
Deconsolidation on sale of subsidiary	(748,972)	—	(42,513)	(791,485)
Balance at August 31, 2024	20,211	8,429	59,646	88,286
Depreciation	27,546	25,287	52,048	104,881
Disposal	—	—	(33,065)	(33,065)
Balance at May 31, 2025	47,757	33,716	78,629	160,102
Net carrying amount
As at August 31, 2024	93,037	59,003	108,767	260,807
As at May 31, 2025	67,332	35,340	72,724	175,396

During the year ended August 31, 2024, the Company sold its subsidiary EB Rental, Ltd., which resulted in the deconsolidation of the subsidiary’s right-of-use assets. As a result, the Company deconsolidated right-of-use assets with a net book value of $804,596.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2025

6. Property and equipment

	Machinery
	and	Rolling	Computer		Leasehold	Boat
	equipment	stock	equipment	Moulds	improvements	rental fleet	Total
	$	$	$	$	$	$	$
Cost
Balance at August 31, 2023	395,493	49,274	25,243	942,425	362,055	1,121,352	2,895,842
Additions	30,845	3,088	—	236,654	10,000	318,991	599,578
Transferred to Inventory	—	—	—	—	—	(154,912)	(154,912)
Disposals	—	(6,213)	—	(62,632)	—	(360,881)	(429,726)
Deconsolidation on sale of subsidiary	—	—	—	—	—	(635,327)	(635,327)
Balance at August 31, 2024	426,338	46,149	25,243	1,116,447	372,055	289,223	2,275,455
Additions	254,456	—	6,018	—	45,146	6,800	312,420
Transferred to inventory	—	—	—	—	—	(81,473)	(81,473)
Balance at May 31, 2025	680,794	46,149	31,261	1,116,447	417,201	214,550	2,506,402

Accumulated depreciation
Balance at August 31, 2023	229,299	34,010	17,288	110,724	113,837	76,758	581,916
Depreciation	38,522	4,574	4,374	40,949	101,665	67,908	257,992
Disposals	—	(3,655)	—	(728)	—	(37,646)	(42,029)
Transferred to Inventory	—	—	—	—	—	(21,394)	(21,394)
Deconsolidation on sale of subsidiary	—	—	—	—	—	(79,452)	(79,452)
Balance at August 31, 2024	267,821	34,929	21,662	150,945	215,502	6,174	697,033
Depreciation	25,718	2,508	2,635	33,279	87,430	26,768	178,338
Transferred to inventory	—	—	—	—	—	(3,684)	(3,684)
Balance at May 31, 2025	293,539	37,437	24,297	184,224	302,932	29,258	871,687

Net carrying amount
As at August 31, 2024	158,517	11,220	3,581	965,502	156,553	283,049	1,578,422
As at May 31, 2025	387,255	8,712	6,964	932,223	114,269	185,292	1,634,715

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2025

7. Intangible assets and goodwill

	Intellectual			Trade
	Property	Software	Patents	name	Backlog	Website	Total
	$	$	$	$	$	$	$
Cost
Balance at August 31, 2023	1,035,070	101,775	—	104,351	84,106	20,069	1,345,371
Additions	—	—	63,316	—	—	—	63,316
Currency translation	—	—	—	(862)	(604)	(172)	(1,638)
Balance at August 31, 2024	1,035,070	101,775	63,316	103,489	83,502	19,897	1,407,049
Additions	—	—	136,605	—	—	—	136,605
Currency translation	—	—	—	1,217	813	244	2,292
Balance at May 31, 2025	1,035,070	101,775	199,921	104,706	84,333	20,141	1,545,946

Accumulated depreciation
Balance at August 31, 2023	262,597	37,620	—	34,865	36,741	6,824	378,647
Depreciation	103,507	12,920	1,277	21,028	17,082	4,045	159,859
Balance at August 31, 2024	366,104	50,540	1,277	55,893	53,823	10,869	538,506
Depreciation	77,134	9,626	7,367	16,265	13,234	3,136	126,762
Balance at May 31, 2025	443,238	60,166	8,644	72,158	67,057	14,005	665,268

Net carrying amount
As at August 31, 2024	668,966	51,235	62,039	47,596	29,679	9,028	868,543
As at May 31, 2025	591,832	41,609	191,277	32,548	17,276	6,136	880,678

8. Goodwill impairment loss

Assets that have an indefinite life, such as goodwill, are tested annually by the Company for impairment, or more frequently if events or circumstances indicate there may be impairment. During the nine-month period ended May 31, 2024, the Company noted certain events and circumstances which indicated that there may be an impairment of the goodwill associated with its boat rental operation CGU (see detailed description below).

As a result of these triggering events and circumstances, the Company performed an impairment analysis for the boat rental operation CGU as at February 29, 2024. As a result of this analysis, the Company determined that the carrying amount of the goodwill associated with the boat rental operation CGU exceeded its recoverable amount and, accordingly, the Company recorded a goodwill impairment loss for the three-month and nine-month periods ended May 31, 2024 of nil and $4,274,000, respectively. No amount of goodwill impairment loss was recorded for the three-month and nine-month periods ended May 31, 2025 as the carrying amount of the goodwill associated with this CGU was nil at May 31, 2025 and August 31, 2024.

The recoverable amount was determined based on the fair value less costs of disposal approach using a discounted cash flow model. The fair value measurement is categorized within Level 3 of the fair value hierarchy. The model included forecasted cash flows based on updated financial plans prepared by management covering a five-year period taking into consideration future investments and expansion activities that will enhance the performance of the assets of the CGU and the following key assumptions:

-	Expected earnings before interest, taxes, depreciation and amortization (“EBITDA”) as a percentage of revenues for the CGU of 12.7% for the remainder of 2024, 15.8% in 2025, 19.3% in 2026, 19.9% in 2027, 20.7% in 2028 and 21.5% in 2029 and thereafter.
-	Expected working capital cash absorption ratio for the CGU of 20% of annual incremental sales increases.
-	Expected annual capital expenditure needs for the CGU of US$56,500 for the remainder of 2024, US$126,000 in 2025, US$346,800 in 2026, US$594,259 in 2027, US$229,820 in 2028, US$234,310 in 2029 and US$238,876 annually thereafter.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2025

The discounted cash flow model was established using a post-tax discount rate of 28.0% based on the weighted average cost of capital calculated using observable market-based inputs or benchmark of a sample of representative publicly traded companies. The terminal growth rate of 2% used is based on published long-term growth rates.

9. Trade and other payables

	As at	As at
	May 31,	August 31,
	2025	2024
	$	$
Trade payable	1,145,593	3,883,020
Salaries and vacation payable	165,116	614,488
Provision for legal settlement	2,813,511	—
	4,124,220	4,497,508

On May 16, 2025, the Company reached a settlement agreement resolving an outstanding legal claim related to certain of its Series A Convertible Preferred shareholders. As a result of this agreement, the Company agreed to issue up to 250,000 Voting Common Shares to these shareholders to settle the dispute. The settlement requires court approval, which was still pending at May 31, 2025. As at May 31, 2025, a provision for legal settlement of $2,813,511 was recognized in connection with this settlement [August 31, 2024 – nil]. For the three-month and nine-month periods ended May 31, 2025, the Company recognized costs of $2,813,511 related to this settlement, which were recorded in net finance expense (income) [May 31, 2024 – Nil].

10. Contract liabilities

	As at	As at
	May 31,	August 31,
	2025	2024
	$	$
Opening balance	827,642	1,815,731
Payments received in advance	425,578	924,913
Payments reimbursed	(9,220)	-
Transferred to revenues	(144,661)	(997,224)
Deconsolidation on sale of subsidiary	—	(928,833)
Currency translation	90	13,055
Closing balance	1,099,429	827,642

11. Lease liabilities

	As at	As at
	May 31,	August 31,
	2025	2024
	$	$
Opening balance	259,792	2,641,794
Additions	62,296	237,469
Repayment	(107,224)	(650,461)
Interest on lease liability	8,139	116,170
Lease termination	(47,995)	(1,160,649)
Deconsolidation on sale of subsidiary	—	(937,427)
Currency translation	1,760	12,896
Closing balance	176,768	259,792

Current	121,904	122,077
Non-current	54,864	137,715
	176,768	259,792

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2025

Future undiscounted lease payments as at May 31, 2025 are as follows:

$
Less than one year	129,935
One to five years	51,745
181,680

12. Long-term debt

	As at	As at
	May 31,	August 31,
	2025	2024
	$	$
Term loans, bearing interest at rates varying 9.44% and 13.87% per annum payable in monthly installments of $13,609 ending December 2026.	283,367	458,640
	283,367	458,640
Current portion of long-term debt	92,520	101,397
	190,847	357,243

In addition to the above facilities, on September 2, 2024, the Company obtained a temporary bridge loan of $270,500 (US$200,000) bearing interest at 30% per annum and repayable, at the latest, within 90 days from that date. The loan also carried a processing fee of $74,762 (US$55,000) which was recorded in net finance income [note 18]. The Company repaid the loan together with accrued interest of $2,721 on September 17, 2024.

13. Derivative liabilities

Warrants issued to common shareholders

On January 19, 2023, as part of a share subscription, the Company issued warrants with the option to purchase 412 Voting Common Shares of the Company for a period of three years from the grant date at an original exercise price of US$5,683.50 ($7,600.50).

On February 17, 2023, as part of a share subscription, the Company issued warrants with the option to purchase 353 Voting Common Shares of the Company for a period of three years from the grant date at an original exercise price of US$5,683.50 ($7,654.50).

On April 19, 2023, as part of a share subscription, the Company issued warrants with the option to purchase 283 Voting Common Shares of the Company for a period of three years from the grant date at an original exercise price of US$5,683.50 ($7,614.00).

On June 16, 2023, as part of a share subscription, the Company issued warrants with the option to purchase 367 Voting Common Shares of the Company for a period of three years from the grant date at an original exercise price of US$5,467.50 ($7,222.50).

On August 2, 2023, as part of a share subscription, the Company issued warrants with the option to purchase 368 Voting Common Shares of the Company for a period of three years from the grant date at an original exercise price of US$5,467.50 ($7,249.50).

On September 20, 2023, as part of a share subscription, the Company issued warrants with the option to purchase 277 Voting Common Shares of the Company for a period of three years from the grant date at an original exercise price of US$5,467.50 ($7,344.00).

On December 13, 2023, the Company agreed to reduce the exercise price of 2,060 of its previously issued warrants to US$1,417.50 ($2,046.59). For the fiscal year ended August 31, 2024, the Company recorded a loss of $896,458 related to the re-pricing of these instruments in net finance income.

On January 14, 2025, as part of a share subscription, the Company issued warrants with the option to purchase 235,320 Voting Common Shares of the Company for a period of five and a half years from the grant date at an exercise price of US$15.00 ($20.64).

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2025

The table below lists the assumptions used to determine the fair value of these warrant grants or issuances. Volatility is based on the historical share price volatility of the Company and other public companies with characteristics similar to the Company.

	Original			Risk-free
	Exercise	Market	Expected	interest	Expected
	price	price	volatility	rate	life
Issuance date	$	$	%	%	[years]
January 19, 2023	7,600.50	7,600.50	100	3.4	3
February 17, 2023	7,654.50	8,167.50	100	4.0	3
April 19, 2023	7,614.00	7,492.50	75	3.9	3
June 16, 2023	7,222.50	7,425.00	75	4.1	3
August 2, 2023	7,249.50	6,885.00	75	4.8	3
September 20, 2023	7,344.00	5,940.00	75	4.8	3
January 14, 2025	20.64	19.74	99	4.4	5.5

		Number of	Weighted average
	Revised	warrants	remaining
	Exercise price	outstanding	contractual life
Issuance date	$	#	[years]
January 19, 2023	1,950.20	412	0.64
February 17, 2023	1,950.20	353	0.72
April 19, 2023	1,950.20	283	0.88
June 16, 2023	1,950.20	367	1.04
August 2, 2023	1,950.20	368	1.17
September 20, 2023	1,950.20	277	1.31
January 14, 2025	20.64	235,320	5.13

As at May 31, 2025, the derivative liabilities related to the warrants issued to common shareholders amounted to $1,824,411 [August 31, 2024 – $30,564]. For the three-month and nine-month periods ended May 31, 2025, the Company allocated transaction costs of nil and $479,228, respectively, related to the warrants issued during the period, which were recorded in net finance income [May 31, 2024 – nil and $149,472, respectively].

The table below summarizes the movement in the derivative liabilities related to the warrants issued to common shareholders during the nine-month period ended May 31, 2025 and the fiscal year ended August 31, 2024:

	As at	As at
	May 31,	August 31,
	2025	2024
	$	$
Opening balance	30,564	5,558,822
Additions	3,188,389	765,733
Effect on fair value of repricing of warrants	—	896,458
Change in estimate of fair value	(1,394,542)	(7,190,449)
Closing balance	1,824,411	30,564

For the three-month period ended May 31, 2025, the Company recorded a loss of $21,623 related to the valuation of these instruments in net finance expense (income) [May 31, 2024 – gain of $433,457] [note 18]. For the nine-month period ended May 31, 2025, the Company recorded a gain of $1,394,542 related to the valuation of these instruments in net finance expense (income) [May 31, 2024 – $5,652,884] [note 18].

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2025

Series A Convertible Preferred Shares

On December 13, 2023, the Company authorized the issuance of Series A Convertible Preferred Shares. This class of shares ranked senior to the Voting Common Shares but retained no voting rights. They had a stated value of US$1,000 per share and were convertible into Voting Common Shares of the Company at the election of the holder at any time at a price of US$1,417.50 per share, exercise price subject to adjustment. The Series A Convertible Preferred Shares were convertible at the election of its holder into that number of Voting Common Shares determined by dividing its stated value (plus any and all other amounts which may be owing in connection therewith) by the exercise price, subject to certain beneficial ownership limitations which prohibited any holder from converting into an amount of Voting Common Shares that would cause such holder to beneficially own more than 4.99% of the then outstanding Voting Common Shares). On the one-year anniversary of the original issuance date, the Series A Convertible Preferred Shares automatically converted into Voting Common Shares at the lesser of the then exercise price, and 80% of the average volume-weighted average price of the Company’s Voting Common Shares during the five trading days ending on, and including, such date. The conversion price for the Series A Convertible Preferred Shares had a floor of US$405.00. The holder also received 1 warrant to purchase Voting Common Shares per US$1,000 stated value of the Series A Convertible Preferred Shares held that are exercisable for a period of 5 years from the issuance date at a price of US$1,417.50 per share. In addition, the holder received an option to purchase one additional Series A Convertible Preferred Share and 1 warrant to purchase Voting Common Shares per each Series A Convertible Preferred Share held for a period of 6 months from the issuance date at the stated value of US$1,000.

On December 21, 2023, the Company issued 3,000 Series A Convertible Preferred Shares and 2,124 warrants to purchase Voting Common Shares for a total cash consideration of $4,036,025 (US$3,000,000). For the fiscal year ended August 31, 2024, the Company incurred transaction costs of $615,306 related to this issuance.

During the fiscal year ended August 31, 2024, 650 Series A Convertible Preferred Shares were converted into 1,165 Voting Common Shares at a value of $301,997 [Note 15].

On August 16, 2024, 2,124 warrants to purchase Voting Common Shares issued to Series A Convertible Preferred shareholders were exchanged for 4,186 Voting Common Shares and 48 Pre-Funded Warrants [Note 15]. As a result of this transaction, the Company recorded a loss of $1,715,543 in net finance income with a corresponding increase in Capital Stock in the fiscal year ended August 31, 2024.

During the nine-month period ended May 31, 2025, 400 Series A Convertible Preferred Shares were converted into 988 Voting Common Shares at a value of $136,689 [Note 15].

On December 21, 2024, the Company forced the conversion of 1,950 Series A Convertible Preferred Shares into 4,821 Common Shares at a value of $103,268 [Note 15].

Given the variability associated with the various components of this instrument, these instruments were recorded as derivative liabilities and were subject to fair value adjustments at the issuance date and at subsequent balance sheet dates. The fair value was determined using the Monte Carlo simulation run under the Geometric Brownian Motion. Since the fair value is based on valuation using unobservable market inputs, the Company did not recognize the loss on initial recognition. The difference between the fair value at initial recognition and the transaction price was deferred and is recognized over time based on the individual terms of each financial instrument. This difference determined was due to delays in negotiations, the changes in the capital market and the Company’s liquidity situation.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2025

The table below summarizes the movement in the derivative liabilities related to the Series A Convertible Preferred Shares including the related warrants and options to purchase additional Series A Convertible Preferred Shares and related warrants during the nine-month period ended May 31, 2025 and the fiscal year ended August 31, 2024:

	As at	As at
	May 31,	August 31,
	2025	2024
	$	$
Opening balance	694,232	—
Fair value at issuance	—	12,744,593
Deferred loss at issuance	—	(8,737,194)
Revaluation at the end of the period	(1,258,951)	(10,336,357)
Amortization of the deferred loss during the period	—	7,325,187
Accelerated amortization of the deferred loss during the period	804,676	—
Voluntary conversions to Voting Common Shares during the period [Note 19]	(136,689)	(301,997)
Forced conversions to Voting Common Shares during the period [Note 19]	(103,268)	—
Closing balance	—	694,232

For the three-month and nine-month periods ended May 31, 2025, the Company recorded a gain of nil and $454,275, respectively [May 31, 2024 – loss of $1,044,557 and gain of $355,401, respectively], related to the valuation of these instruments in net finance income [note 18]. Included in this gain is the accelerated amortization of the deferred loss at issuance. The portion of this balance that was applicable to the Series A Convertible Preferred Shares was written off completely at November 30, 2024 because the amount of the deferred loss balance at that date exceeded the fair value attributable to these instruments at that date. As such, the Company recorded an accelerated loss of $804,676 on these instruments for the nine-month period ended May 31, 2025 [May 31, 2024 – Nil].

Series B Convertible Preferred Shares

On December 13, 2023, the Company authorized the issuance of Series B Convertible Preferred Shares. This class of shares ranked senior to the Voting Common Shares but retained no voting rights. They had a stated value of US$1,000 per share and were convertible into Voting Common Shares of the Company at the election of the holder at any time at a price of US$1,417.50 per share, exercise price subject to adjustment. The Series B Convertible Preferred Shares were convertible at the election of its holder into that number of Voting Common Shares determined by dividing its stated value (plus any and all other amounts which may be owing in connection therewith) by the exercise price, subject to certain beneficial ownership limitations which prohibited any holder from converting into an amount of Voting Common Shares that would cause such holder to beneficially own more than 4.99% of the then outstanding Voting Common Shares). On the one-year anniversary of the original issuance date, the Series B Convertible Preferred Shares automatically converted into Voting Common Shares at the lesser of the then exercise price, and 80% of the average volume-weighted average price of the Company’s Voting Common Shares during the five trading days ending on, and including, such date. The conversion price for the Series B Convertible Preferred Shares had a floor of US$405.00. The holder also received 1 warrant to purchase Voting Common Shares per US$1,000 stated value of the Series B Convertible Preferred Shares held that are exercisable for a period of 5 years from the issuance date at a price of US$1,417.50 per share.

On January 17, 2024, the Company issued 3,000 Series B Convertible Preferred Shares and 2,117 warrants to purchase Voting Common Shares for a total cash consideration of $4,044,900 (US$3,000,000). For the fiscal year ended August 31, 2024, the Company incurred transaction costs of $839,195 related to this issuance, which were recorded in net finance income.

On January 17, 2025, the Company forced the conversion of 3,000 Series B Convertible Preferred Shares into 7,408 Common Shares at a value of $195,806 [Note 15].

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2025

Given the variability associated with the various components of this instrument, these instruments were recorded as derivative liabilities and were subject to fair value adjustments at the issuance date and at subsequent balance sheet dates. The fair value was determined using the Monte Carlo simulation run under the Geometric Brownian Motion. Since the fair value is based on valuation using unobservable market inputs, the Company did not recognize the loss on initial recognition. The difference between the fair value at initial recognition and the transaction price was deferred and is recognized over time based on the individual terms of each financial instrument. This difference determined was due to delays in negotiations, the changes in the capital market and the Company’s liquidity situation.

The table below summarizes the movement in the derivative liabilities related to the Series B Convertible Preferred Shares including the related warrants during the nine-month period ended May 31, 2025 and the fiscal year ended August 31, 2024:

	As at	As at
	May 31,	August 31,
	2025	2024
	$	$
Opening balance	1,455,594	—
Fair value at issuance	—	6,888,006
Deferred loss at issuance	—	(2,841,008)
Forced conversions to Voting Common Shares during the period [Note 19]	(195,806)	—
Revaluation at the end of the period	(2,035,649)	(4,642,780)
Amortization of the deferred loss during the period	—	1,674,778
Accelerated amortization of the deferred loss during the period	789,633	376,598
Closing balance	13,772	1,455,594

For the three-month and nine-month periods ended May 31, 2025, the Company recorded a loss of $13,192 and a gain of $1,246,016, respectively [May 31, 2024 – gain of $206,656 and loss of $94,801, respectively], related to the valuation of these instruments in net finance income [note 18]. Included in this gain is the accelerated amortization of the deferred loss at issuance. The portion of this balance that was applicable to the Series B Convertible Preferred Shares was written off completely at November 30, 2024 because the amount of the deferred loss balance at that date exceeded the fair value attributable to these instruments at that date. As such, the Company recorded an accelerated loss of $789,633 on these instruments for the nine-month period ended May 31, 2025 [May 31, 2024 – Nil].

14. Related party transactions

Companies related through common ownership

Montana Strategies Inc. [prior to April 25, 2024]

Key management personnel of the Company have control over the following entities

California Electric Boat Company Inc.

9335-1427 Quebec Inc.

Hurricane Corporate Services Ltd. [prior to March 1, 2024]

Mac Engineering, SASU – Since February 16, 2021

Ultimate founder shareholders and their individually controlled entities

Alexandre Mongeon

Patrick Bobby

Robert Ghetti

Immobilier R. Ghetti Inc.

Société de Placement Robert Ghetti Inc.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2025

The following table summarizes the Company’s related party transactions for the period:

	Three-month period	Three-month period	Nine-month period	Nine-month period
	ended May 31,	ended May 31,	ended May 31,	ended May 31,
	2025	2024	2025	2024
	$	$	$	$

R&D expenses & Inventory Deposits
Mac Engineering, SASU	—	65,962	1,392,983	1,646,738

The Company leases its Boisbriand premises from California Electric Boat Company Inc. Prior to August 1, 2024, this lease was accounted for as a right-of-use asset and lease liability. However, on August 1, 2024, the lease was renegotiated for a one-year term only and ceased to be accounted for as a right-of-use asset and lease liability. As such, as at May 31, 2025 the right-of-use asset for this lease was nil [August 31, 2024 – nil] and the lease liability was nil [August 31, 2024 – nil]. For the three-month and nine-month periods ended May 31, 2025, rent expense of $68,347 and $205,043 respectively [May 31, 2024 – nil for both periods] was recorded under the renegotiated lease.

Remuneration of directors and key management of the Company

	Three-month period	Three-month period	Nine-month period	Nine-month period
	ended May 31,	ended May 31,	ended May 31,	ended May 31,
	2025	2024	2025	2024
	$	$	$	$
Wages	369,254	715,753	1,087,612	1,292,518
Share-based payments – capital stock	16,414	71,145	257,916	187,771
Share-based payments – stock options	3,938	37,823	20,533	120,929
	389,606	824,721	1,366,061	1,601,218

The amounts due to and from related parties are as follows:

	As at	As at
	May 31,	August 31,
	2025	2024
	$	$
Share subscription receivable
9335-1427 Quebec Inc.	25,000	25,000
Alexandre Mongeon	14,200	14,200
	39,200	39,200

Current advances to (from) related party
Alexandre Mongeon	17,609	(84,616)

Amounts due to related parties included in trade and other payable
Alexandre Mongeon	10,769	86,152
Xavier Montagne	5,808	11,615
Raffi Sossoyan	5,750	11,500
California Electric Boat Company	—	197,862
Mac Engineering, SASU	18,519	1,006,541
	40,846	1,313,670

Advances from related parties are non - interest bearing and have no specified terms of repayment.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2025

15. Capital stock

Authorized

Voting Common Shares – Series Founder, Series Investor 1, Series Investor 2, voting and participating

Non-Voting Common Shares, non-voting

Preferred shares, without par value, non-cumulative annual dividend, redeemable at their issue price, non-participating, non-voting

Pre-Funded Warrants, exercisable at the option of the holder into Voting Common Shares of the Company at an exercise price of CAD$0.001 on a one-for-one basis with no expiry date

Issued

	As at	As at
	May 31,	August 31,
	2025	2024
	$	$
1,130,746 Voting Common Shares [August 31, 2024 – 16,350]	81,066,751	55,382,754
48 Pre-Funded Warrants [August 31, 2024 – 48]	38,725	38,725
	81,105,476	55,421,479

During the three-month and nine-month periods ended May 31, 2025, the Company issued a total of 31,318 and 59,769 Voting Common Shares, respectively, to third parties in exchange for marketing for marketing, management consulting services, and board fees provided to the Company valued at $283,089 and $1,290,965, respectively. For such transactions, the value of the services was paid for with shares, the number of shares being determined by dividing the value of the services provided by the price of the shares on the stock exchange at time of their issuance.

During the nine-month period ended May 31, 2025, 400 Series A Convertible Preferred Shares were converted into 988 Voting Common Shares at a value of $136,689 [Note 13].

On December 21, 2024, the Company forced the conversion of 1,950 Series A Convertible Preferred Shares into 4,821 Common Shares at a value of $103,268 [Note 13].

On September 16, 2024, the Company issued 37,778 Voting Common Shares as part of a private placement offering for a total cash consideration price of $3,567,439, net of transaction costs of $1,051,801.

During the nine-month period May 31, 2025, the Company issued 447,816 Voting Common Shares as part of an “at the market” placement offering for a total cash consideration price of $15,738,087, net of transaction costs of $965,662.

On January 16, 2025, the Company issued 425,640 Voting Common Shares and 45,000 Pre-Funded Warrants as part of a private placement offering for a total cash consideration of $3,841,125, net of transaction costs of $627,146. In addition, the Company issued warrants to purchase 235,320 Voting Common Shares of the Company for a period of five and a half years from the issuance date at an exercise price at US$15.00 [note 13].

On January 17, 2025, the Company forced the conversion of 3,000 Series B Convertible Preferred Shares into 7,408 Common Shares at a value of $195,806 [Note 13].

During the nine-month period ended May 31, 2025, 45,000 Pre-Funded Warrants were converted into 45,000 Voting Common Shares at a value of $810,619.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2025

16. Share-based payments

Description of the plan

The Company has a fixed option plan. The Company’s stock option plan is administered by the Board of Directors. Under the plan, the Company’s Board of Directors may grant stock options to employees, advisors and consultants, and designates the number of options and the share price pursuant to the new options, subject to applicable regulations. The options, when granted, will have an exercise price of no less than the estimated fair value of shares at the date of grant.

Stock options

On multiple grant dates, the Company granted stock options at exercise prices varying between $1,384.69 and $21,991.50 per share to directors, officers, employees and consultants of the Company. The stock options will expire 5 to 10 years from the grant dates.

The Company recognizes share-based payments expense for option grants based on the fair value at the date of grant using the Black-Scholes valuation model. The share-based payments expense recognized for the three-month and nine-month periods ended May 31, 2025 amounts to $11,787 and $44,214 respectively [May 31, 2024 – $46,270 and $192,622 respectively]. The table below lists the assumptions used to determine the fair value of these option grants. Volatility is based on the historical share price volatility of the Company and other public companies with characteristics similar to the Company.

	Exercise		Expected	Risk-free
	price	Market price	volatility	interest rate	Expected life
Grant date	$	$	%	%	[years]
May 27, 2020	4,995.00	4,995.00	84	0.4	5
May 27, 2020	3,753.00	4,995.00	84	0.4	5
October 23, 2020	4,995.00	4,995.00	97	0.4	5
November 24, 2020	21,991.50	17,590.50	101	0.4	5
November 24, 2020	7,668.00	7,722.00	75	3.6	4
February 23, 2021	21,262.50	20,317.50	103	0.6	5
May 14, 2021	7,668.00	7,722.00	75	3.6	3
July 14, 2021	12,487.50	12,163.50	105	0.7	5
September 21, 2021	11,947.50	11,583.00	106	0.9	5
January 22, 2022	7,627.50	7,452.00	107	1.5	5
November 30, 2022	8,221.50	8,221.50	107	3.1	5
December 1,2022	7,870.50	7,870.50	107	3.0	5
March 22, 2023	7,776.00	6,939.00	75	3.6	2
March 25, 2023	7,789.50	7,060.50	75	3.6	3
March 25, 2023	7,789.50	7,060.50	75	3.6	4
April 20, 2023	7,816.50	7,114.50	75	3.6	5
December 29, 2023	6,129.00	1,998.00	76	3.1	5
January 26, 2024	1,390.50	1,458.00	76	3.5	5

The following tables summarize information regarding the option grants outstanding as at May 31, 2025:

		Weighted
	Number of	average
	options	exercise price
	#	$
Balance at August 31, 2023	843	7,027.44
Granted	76	3,745.49
Forfeited	(109)	8,198.46
Balance at August 31, 2024	810	6,562.77
Expired	(450)	5,968.65
Balance at May 31, 2025	360	7,935.98

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2025

	Number of
Exercise price	options	Weighted average	Weighted average	Exercisable
range	outstanding	grant date fair value	remaining contractual life	options
$	#	$	[years]	#
1,384.69 – 4,995.00	43	1,328.97	3.29	43
6,124.30 – 7,870.50	287	3,390.52	4.00	270
8,221.50 – 11,947.50	4	6,466.50	2.50	3
21,991.50	26	12,595.50	0.50	26

Warrants

On November 23, 2020, the Company granted the underwriter the option to purchase 113 Voting Common Shares of the Company for a period of five years from the date of the initial public offering at an exercise price of US$16,875.00 ($23,216.63).

On August 5, 2022, the Company granted the underwriter the option to purchase 38 Voting Common Shares of the Company for a period of four years from the grant date at an exercise price of US$10,800.00 ($14,858.64).

On December 21, 2023, the Company granted the underwriter the option to purchase 103 Voting Common Shares of the Company for a period of five years from the grant date at an exercise price of US$1,417.50 ($1,950.20).

On September 16, 2024, the Company granted the underwriter the option to purchase 1,896 Voting Common Shares of the Company for a period of five years from the grant date at an exercise price of US$112.50 ($154.78).

On January 14, 2025, the Company granted the underwriter the option to purchase 23,537 Voting Common Shares of the Company for a period of five and a half years from the grant date at an exercise price of US$15.00 ($20.64).

		Number of warrants	Weighted average remaining
	Exercise price	outstanding	contractual life
Grant date	$	#	[years]
November 23, 2020	23,216.63	113	0.48
August 5, 2022	14,858.64	38	0.18
December 21, 2023	1,950.20	103	3.56
September 16, 2024	154.78	1,896	4.30
January 14, 2025	20.64	23,357	5.13

The Company recognizes share-based payments expense for warrant grants based on the fair value at the date of grant using the Black-Scholes valuation model. The share-based payments expense recognized for the three and nine-month periods ended May 31, 2025 amounts to nil and $486,752 respectively [May 31, 2024 – nil and $175,236, respectively]. The table below lists the assumptions used to determine the fair value of these warrant grants. Volatility is based on the historical share price volatility of the Company and other public companies with characteristics similar to the Company.

	Exercise		Expected	Risk-free
	price	Market price	volatility	interest rate	Expected life
Grant date	$	$	%	%	[years]
November 23, 2020	23,216.63	17,590.50	100	0.4	5.0
August 5, 2022	14,858.64	9,720.00	100	2.9	3.0
December 21, 2023	1,950.20	2,470.50	76	4.0	5.0
September 16, 2024	154.78	97.40	92	3.4	5.0
January 14, 2025	20.64	20.12	99	4.4	5.5

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2025

17. Revenues

	Three-month period	Three-month period	Nine-month period	Nine-month period
	ended May 31,	ended May 31,	ended May 31,	ended May 31,
	2025	2024	2025	2024
	$	$	$	$
Sales of boats	150,557	581,481	307,721	840,188
Sales of parts and boat maintenance	9,815	17,899	51,375	53,810
Boat rental and boat club membership revenue	45,156	460,773	94,125	1,881,158
Sale of powertrains	80,025	—	80,025	—
	285,553	1,060,153	533,246	2,775,156

Revenues from external customers for the three and nine-month periods ended May 31, 2025 were primarily from the U.S.

18. Net finance expense (income)

	Three-month period	Three-month period	Nine-month period	Nine-month period
	ended May 31,	ended May 31,	ended May 31,	ended May 31,
	2025	2024	2025	2024
	$	$	$	$
Interest and bank charges	70,693	59,900	148,898	203,390
Interest income	(143,312)	(11,043)	(183,400)	(59,343)
Foreign currency exchange	624,379	—	596,032	—
Transaction costs [note 15]	—	—	1,040,742	1,860,335
Litigation settlement costs [note 9]	2,813,511	—	2,813,511	—
Loss (gain) on derivative liabilities [note 15]	34,815	404,444	(3,094,833)	(5,913,484)
	3,400,086	453,301	1,320,950	(3,909,102)

19. Fair value measurement and hierarchy

The fair value measurement of the Company’s financial and non-financial assets and liabilities utilizes market observable inputs and data as far as possible. Inputs used in determining fair value measurements are categorized into different levels based on how observable the inputs used in the valuation technique utilized are (the “fair value hierarchy”):

●Level 1: Quoted prices in active markets for identical items [unadjusted];
●Level 2: Observable direct or indirect inputs other than Level 1 inputs; and
●Level 3: Unobservable inputs [i.e., not derived from market data].

The classification of an item into the above levels is based on the lowest level of the inputs used that has a significant effect on the fair value measurement of the item. Transfers of items between levels are recognized in the period they occur.

The carrying amount of trade and other receivables, advances from related parties and trade and other payables are assumed to approximate their fair value due to their short-term nature.

The fair value of financial liabilities is estimated by discounting the remaining contractual maturities at the current market interest rate that is available for similar financial liabilities.

The fair value of the derivative liabilities related to the warrants issued is classified as Level 3 in the fair value hierarchy and is calculated using the Black-Scholes Option Pricing Model using the historical volatility of comparable companies as an estimate of future volatility. As at May 31, 2025, the Company used volatility of approximately 99% over the remaining contractual life in order to determine the fair value of the derivative liabilities.

The fair value of the derivative liabilities related to the Series A and B Convertible Preferred Shares is classified as Level 3 in the fair value hierarchy and is calculated using the Monte Carlo simulation run under the Geometric Brownian Motion model. The significant

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2025

input assumptions into the model for each valuation date include the starting share price, a 70% volatility applied to the Series A and Series B Convertible Preferred Shares as at the issuance date, a 85% and 90% volatility applied to the Series A and Series B Convertible Preferred Shares as at November 30, 2024 and a risk-free rate based on the U.S. treasury rates matching the duration of each component of the Series A and Series B Convertible Preferred Shares.

20. Segment information

The Company operates in two reportable business segments.

The two reportable business segments offer different products and services, require different processes and are based on how the financial information is produced internally for the purposes of monitoring operating results and making decisions about resource allocation and performance assessment by the Company’s Chief Operating Decision Maker.

The following summary describes the operations of each of the Company’s reportable business segments:

●Sale of electric boats – manufacture of customized electric boats for consumer market and sale of boat parts maintenance, and
●Rental of electric boats – short-term rental operation and boat club membership.

Sales between segments are accounted for at prices that approximate fair value. No business segments have been aggregated to form the above reportable business segments.

	Three-month period ended May 31, 2025
	Sale of			Inter-
	electric		Rental of	segment
	boats		electric boats	eliminations	Total
	$		$	$	$
Revenue from external customers	160,372		45,156	—	205,528
Revenue from other segments	81,891		—	(81,891)	—
Segment revenues	242,263		45,156	(81,891)	205,528
Segment gross profit (loss)	55,509		(16,263)	(6,310)	32,936

Segment profit (loss) before tax	(7,075,475)	[1]	(67,806)	(3,789)	(7,147,000)
Research and development	725,299		13,223	—	738,522
Office salaries and benefits	715,751		1,037	—	716,788

	Three-month period ended May 31, 2024
	Sale of			Inter-
	electric		Rental of	segment
	boats		electric boats	eliminations	Total
	$		$	$	$
Revenue from external customers	599,380		460,773	—	1,060,153
Revenue from other segments	(18,753)		4,959	13,794	—
Segment revenues	580,627		465,732	13,794	1,060,153
Segment gross profit (loss)	111,615		326,455	11,967	450,037

Segment profit (loss) before tax	(2,307,334)	[2]	5,883	(903,212)	(3,205,103)
Research and development	628,578		—	—	628,578
Office salaries and benefits	681,995		109,414	—	791,409
1For the three-month period ended May 31, 2025, the segment profit for this segment includes a loss on derivative liabilities of $34,815 and litigation settlement costs of $2,813,511 [see note9 and 13].
2For the three-month period ended May 31, 2024, the segment profit for this segment includes a gain on derivative liabilities of $404,044 [see note 13].

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2025

	Nine-month period ended May 31, 2025
	Sale of			Inter-
	electric		Rental of	segment
	boats		electric boats	eliminations	Total
	$		$	$	$
Revenue from external customers	359,096		94,125	—	453,221
Revenue from other segments	116,479		—	(116,479)	—
Segment revenues	475,575		94,125	(116,479)	453,221
Segment gross profit (loss)	33,958		(32,642)	(24,522)	(23,206)

Segment profit (loss) before tax	(12,225,389)	[1]	(83,199)	(25,819)	(12,334,407)
Research and development	1,763,484		19,023	—	1,782,507
Office salaries and benefits	2,262,379		(110,720)	—	2,151,659

	Nine-month period ended May 31, 2024
	Sale of				Inter-
	electric		Rental of		segment
	boats		electric boats		eliminations	Total
	$		$		$	$
Revenue from external customers	893,998		1,881,158		—	2,775,156
Revenue from other segments	207,000		16,926		(223,926)	—
Segment revenues	1,100,998		1,898,064		(223,926)	2,775,156
Segment gross profit (loss)	42,746		1,065,055		(2,153)	1,105,648

Segment profit (loss) before tax	(5,049,355)	[2]	(4,732,851)	[3]	(901,945)	(10,648,151)
Research and development	1,947,815		—		—	1,947,815
Office salaries and benefits	2,280,098		416,537		—	2,696,635

	As at May 31, 2025
	Sale of		Inter-
	electric	Rental of	segment
	boats	electric boats	eliminations	Total
	$	$	$	$
Segment assets	26,218,536	1,272,635	(2,990,849)	24,500,322
Cash	10,858,474	32,428	—	10,891,002
Additions to property and equipment and intangibles	442,225	10,000	(3,200)	449,025
Segment liabilities	797,910	640,103	6,175,621	7,613,634
1For the nine-month period ended May 31, 2025, the segment profit for this segment includes a gain on derivative liabilities $3,094,833, transaction costs of $1,040,742, and litigation settlement costs of $2,813,511 [see note 9 and 13].
2For the nine-month period ended May 31, 2024, the segment profit for this segment includes a gain on derivative liabilities $5,913,484 and transaction costs of $1,860,335 [see note 13].
3For the nine-month period ended May 31, 2024, the segment profit for this segment includes a goodwill impairment loss of $4,274,000 [see note 8].

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2025

	As at August 31, 2024
	Sale of		Inter-
	electric	Rental of	segment
	boats	electric boats	eliminations	Total
	$	$	$	$
Segment assets	19,737,669	2,960,124	(11,277,388)	11,420,241
Cash	28,108	35,018	—	63,126
Additions to property and equipment	280,587	487,000	(185,744)	599,578
Segment liabilities	8,306,618	1,151,501	(1,013,824)	8,400,254

The Company has disclosed the above amounts for each reportable segment because they are regularly reviewed by the Chief Operating Decision Maker.

21. Additional cash flows information

Financing and investing activities not involving cash:

	Nine-month period	Nine-month period
	ended May 31,	ended May 31,
	2025	2024
	$	$
Additions to right-of-use assets	62,296	38,283
Lease termination	46,291	—
Initial recognition of derivative liabilities	3,188,389	—
Conversion of Series A & B Convertible Preferred Shares	435,763	—

22. Commitments

In addition to the obligations under leases [note 11], the Company is subject to supply agreements with minimum spend commitments. The amount of the minimum fixed and determinable portion of the unconditional purchase obligations over the next years, is as follows:

$
2025	947,765
2026	2,941,308

In October 2021, EB Rental FL Corp. has entered into lease arrangement for premises, which have not commenced yet and therefore related right-of-use asset and lease liability are not recorded as at May 31, 2025. The lease offers EB Rental FL Corp. a termination clause in case certain contractual requirements is not met by the lessor at the lease commencement date.

The Company’s undiscounted lease commitments related to this lease are as follows as at May 31, 2025:

$
2026	123,822
2027	167,572
2028	170,924
2029 and thereafter	396,841

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2025

23. Deconsolidation of subsidiary

On April 25, 2024, the Company sold 100% of the shares of EB Rental, Ltd., which previously facilitated its electric boat rental operations located in Newport Beach, California, to EB Strategies Inc. for $1,089,302. The Company continues to own and operate its electric boat rental operations in Ventura, California and Palm Beach, Florida. Up until April 25, 2024, EB Strategies Inc was considered a related party whose controlling shareholder was a member of management of the Company’s boat rental operation. His employment and association with the Company ended at the close of this transaction.

These condensed interim consolidated financial statements have been prepared based on the books and records maintained by the Company, and the subsidiaries that it controls. However, due to the above sale of EB Rental, Ltd., the control over this subsidiary was deemed to have been lost as of April 25, 2024. As such, the Company ceased consolidating this subsidiary as at April 25, 2024.

The gain on the disposal of EB Rental, Ltd. at the deconsolidation date was determined as follows:

	$

Fair Value Consideration received		1,089,302

Less: EB Rental, Ltd. net assets at disposal
- EB Rental Ltd. share capital at disposal	100
- EB Rental Ltd. deficit at disposal	(165,427)	(165,327)

Less: Goodwill attributable to EB Rental, Ltd.		1,079,040

Total gain on deconsolidation date		175,589

On the deconsolidation date, EB Rental, Ltd.’s net assets (liabilities) were determined as follows:

$

Current assets	460,018
Right of use assets	804,596
Property, plant and equipment	555,875
Other assets	281,384
Current liabilities	(1,627,777)
Lease liabilities	(639,423)

(165,327)

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2025

The financial performance of EB Rental, Ltd. for the three-month and nine-month periods ended May 31, 2024 and 2023 that are included in these condensed interim consolidated financial statements are as follows:

	Three-month	Three-month	Nine-month	Nine-month
	period	period	period	period
	ended May	ended May	ended May	ended May
	31, 2024	31, 2023	31, 2024	31, 2023
	$	$	$	$

Revenues	422,537	830,007	1,883,709	2,534,865
Cost of sales	98,224	515,949	832,088	1,381,900
Gross profit	324,313	314,058	1,051,621	1,152,965
Expenses	274,162	347,084	965,745	836,861
Income (loss) before tax	50,151	(33,026)	85,876	316,104
Income tax recovery	(53,834)	(216,848)	(205,367)	(216,848)
Net income	106,985	183,822	291,243	532,952

The Cash flow information related to EB Rental, Ltd. for the nine-month periods ended May 31, 2024 and 2023 are as follows:

	Nine-month	Nine-month
	period	period
	ended May	ended May
	31, 2024	31, 2023
	$	$

Cash provided by operating activities	247,185	695,127
Cash used in investing activities	(23,336)	(290,035)
Cash used in financing activities	(151,192)	(189,785)

24. Subsequent events

On June 20, 2025, the Company closed the acquisition of 100% of the issued and outstanding equity of Nautical Ventures Group Inc. (“Nautical Ventures”), a Florida-based recreational boat dealership, marina, and service provider pursuant to an equity purchase agreement. Under the terms of the equity purchase agreement, the Company’s purchase consideration included a US$2 million payment to a creditor of Nautical Ventures, approximately US$300,000 in payment to satisfy certain of Nautical Venture’s real property tax obligations, and approximately US$1.7 million capital contribution to Nautical Ventures for ongoing operations.In addition, the Company issued a US$4 million convertible note to the former shareholders of Nautical Ventures, bearing interest at 6% per annum for a term of 24 months, convertible into Voting Common Shares of the Company at a conversion price of US$8.624 per share. Subsequent to closing, Nautical Ventures entered into lease agreements with various entities controlled by the former shareholders of Nautical Ventures for six commercial locations. For two of the locations, the lease term is for one year with nine additional options to extend the term of the lease for additional periods of one year each with total monthly lease payments totaling US$71,860.  For four of the locations, the lease term is for five years with one additional option to extend the term of the lease for an additional period of five years with total monthly lease payments totaling US$133,775. The Company obtained an exclusive option to purchase each of these properties at any time during the lease term of the relevant property.